Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and six-month periods ended June 30, 2016 and June 30, 2015. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2016. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet consists of 18 LNG carriers, including twelve ships in operation, four LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”) and two LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns eight LNG carriers. In addition, GasLog has leased back under a bareboat charter the vessel sold in February 2016 to a subsidiary of Mitsui Co. Ltd. (“Mitsui”). GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 24 LNG carriers including eleven of our wholly owned ships in operation (one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the eight ships contributed or sold to the Partnership, the bareboat vessel, three ships owned by Methane Services Limited (“MSL”), a subsidiary of BG Group plc. (“BG Group”) and one additional LNG carrier in which we have a 25% interest. BG Group was acquired by Shell on February 15, 2016. We are also supervising the construction of our newbuildings.

We have secured multi-year and seasonal time charter contracts for nine of our operating ships, the eight ships owned by the Partnership, the bareboat vessel and our six newbuildings on order. As of June 30, 2016, after giving effect to the charter party agreement with Total Gas & Power Chartering Limited (“Total”) described below, these contracts are expected to provide total contracted revenue of approximately $3.66 billion during their initial terms, which expire between 2016 and 2029. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking, (b) all LNG carriers on order are delivered on schedule, and (c) no exercise of any option to extend the term of charters. Three of our ships are currently operating in the spot/short-term market. GasLog has entered into a pool agreement (the “Pool Agreement”) with Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) establishing the Cool Pool Limited (the “Cool Pool”) to market their vessels, which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements.

We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to MSL. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continues to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up.

We generate revenues by chartering our ships to customers on multi-year charters, seasonal time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Dividend Declaration

On May 5, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.52 million in the aggregate, payable on July 1, 2016 to holders of record as of June 30, 2016. GasLog paid the declared dividend to the transfer agent on June 28, 2016.

On August 3, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on August 25, 2016 to shareholders of record as of August 15, 2016.

Bond Issuance

On June 27, 2016, GasLog completed the issuance of NOK 750 million (equivalent to $90.2 million) of new senior unsecured bonds in the Norwegian bond market. The bonds will mature in May 2021 and have a coupon of 6.9% over 3 month NIBOR. The proceeds from the issuance were used to partly refinance GasLog’s existing bonds maturing in June 2018. Simultaneously with the aforementioned bond issuance, GasLog re-purchased and cancelled GasLog’s NOK 588 million of bonds from a total NOK 1 billion of bonds issued in June 27, 2013 and May 2, 2014 at a price of 103% of par value.

In addition, GasLog entered into three cross currency swaps (“CCSs”) to exchange interest payments and principal on maturity on the same terms as the NOK 750 million bonds, terminated three of its existing CCSs and decreased the notional amount of its remaining three CCSs to mirror the remaining NOK 412 million of bonds maturing in June 2018.

Delivery of the GasLog Glasgow

On June 30, 2016, GasLog took delivery of the GasLog Glasgow, an LNG carrier of 174,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung. The vessel is chartered out to MSL, a subsidiary of BG Group, now owned by Shell, from its delivery until 2026, with an option for the charterer to extend the terms of the charter at specified rates.

Charter Party Agreement with Total

On July 11, 2016, GasLog entered a time charter party agreement with Total to charter Hull No. 2801 for a period of seven years, commencing in mid-2018 at a date to be finalized ahead of the commencement of the charter. A further option period of three years has been granted at the charterer’s option. The vessel is currently under construction at Hyundai in South Korea and is due to be delivered in 2018.

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Debt Refinancing

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1.05 billion (the “Legacy Facility Re-financing”) with a number of international banks. It is comprised of a five-year facility of up to $950.0 million and a revolving credit facility of up to $100.0 million. The vessels covered by the Legacy Facility Re-financing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citibank N.A, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction.

Swap Termination

On July 18, 2016, the Group terminated interest rate swap agreements with an aggregate notional value of $874.92 million, associated with the six legacy facilities being re-financed by the Legacy Facility Re-financing. Concomitantly, GasLog entered into new interest rate swap agreements with a notional value of $870.0 million in aggregate, maturing between 2020 and 2022.

Retirement of Chief Operating Officer

In June 2016, Graham Westgarth, GasLog’s Chief Operating Officer (“COO”) informed the board of directors of his intention to retire as of May 2017. We anticipate that Mr. Westgarth will be nominated, following his retirement, to serve on the GasLog Board as part of the 2017 Annual General Meeting. By the time of his retirement Mr. Westgarth will have been at GasLog for over four years in his role as COO and has been instrumental in supporting the growth of the business over that time, with a prime focus on the continuation of GasLog’s exceptional safety record and safe effective delivery of its newbuilds. Mr. Westgarth has worked in the global shipping industry in various roles for over forty years, and for five of those years also served as Chairman of INTERTANKO. A search for Mr. Westgarth’s successor is well underway and the retirement date of May 2017 ensures a prudent handover period.

GasLog Partners Equity Offering

On August 1, 2016, GasLog Partners announced that it has priced its public offering of 2,750,000 common units at a price to the public of $19.50 per common unit. The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital. We estimate that the gross proceeds from this offering will be $53.63 million (excluding $1.09 million from the sale of the general partner units to GasLog to maintain its 2.0% interest in the Partnership).

Fleet Update

Owned Fleet

As of June 30, 2016, our wholly owned fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(2)	Period(3)
1	GasLog Savannah	2010	155,000	Shell(1)	TFDE	August 2016	—
2	GasLog Singapore	2010	155,000	Shell (1)	TFDE	September 2016	—
3	GasLog Skagen	2013	155,000	Shell (1)	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market(5)	TFDE	N/A	N/A
5	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
6	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
7	GasLog Saratoga	2014	155,000	Spot Market(5)	TFDE	N/A	N/A
8	Methane Lydon Volney	2006	145,000	Shell (1)	Steam	October 2020	2023-2025
9	Methane Becki Anne	2010	170,000	Shell (1)	TFDE	March 2024	2027-2029
10	GasLog Salem	2015	155,000	Spot Market(5)	TFDE	N/A	N/A
11	GasLog Greece	2016	174,000	Shell (1)	TFDE	March 2026	2031
12	GasLog Glasgow	2016	174,000	Shell (1)	TFDE	June 2026	2031

The Partnership’s fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(2)	Period(3)
1	GasLog Shanghai	2013	155,000	Shell (1)	TFDE	May 2018(6)	2021-2026
2	GasLog Santiago	2013	155,000	Shell (1)	TFDE	July 2018(6)	2021-2026
3	GasLog Sydney	2013	155,000	Shell (1)	TFDE	September 2018(6)	2021-2026
4	Methane Rita Andrea	2006	145,000	Shell (1)	Steam	April 2020	2023-2025
5	Methane Jane Elizabeth	2006	145,000	Shell (1)	Steam	October 2019	2022-2024
6	Methane Shirley Elisabeth	2007	145,000	Shell (1)	Steam	June 2020	2023-2025
7	Methane Alison Victoria	2007	145,000	Shell (1)	Steam	December 2019	2022-2024
8	Methane Heather Sally	2007	145,000	Shell (1)	Steam	December 2020	2023-2025

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(2)	Period(3)
1	Methane Julia Louise (7)	2010	170,000	Shell (1)	TFDE	March 2026	2029-2031

(1)	Vessels are chartered to MSL, a wholly owned subsidiary of BG Group, now owned by Shell.
(2)	Indicates the expiration of the initial term.
(3)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Savannah and the GasLog Singapore has declared redelivery notices to GasLog in accordance with the relevant charter parties. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charter of the GasLog Shanghai, GasLog Santiago and GasLog Sydney may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration and 18 months’ notice of its exercise of any extension option. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option.
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(4)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.
(5)	Vessels operating in the spot market that have been contributed to the Cool Pool.
(6)	Charter expiration was amended based on the agreement signed with MSL on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.
(7)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217.0 million. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years, having a payment holiday for the first 210 days. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, GasLog Partners has the option to purchase from us: (i) the Solaris, the GasLog Greece, the GasLog Glasgow and Hull Nos. 2102 and 2103 within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by its charterer, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of GasLog Partners’ initial public offering on May 12, 2014 and (iii) the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and the right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of its acquisition by GasLog on March 31, 2015. In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). The remaining four newbuildings (Hull Nos. 2130, 2131, 2800 and 2801) will each qualify as a Five Year Vessel upon commencement of their charters, and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five Year Vessel.

Results of Operations

Three-month period ended June 30, 2015 compared to the three-month period ended June 30, 2016

	For the three months ended
	June 30, 2015	June 30, 2016
Amounts in thousands of U.S. Dollars
Revenues	104,440	114,474
Vessel operating and supervision costs	(26,521)	(27,964)
Voyage expenses and commissions	(3,426)	(3,256)
Depreciation of fixed assets	(27,274)	(29,484)
General and administrative expenses	(8,339)	(10,355)
Profit from operations	38,880	43,415
Financial costs	(24,246)	(31,483)
Financial income	86	124
Gain/(loss) on swaps	1,638	(9,039)
Share of profit of associate	343	329
Total other expenses, net	(22,179)	(40,069)
Profit for the period	16,701	3,346
Non-controlling interest	(8,461)	(11,210)
Profit/(loss) attributable to owners of the Group	8,240	(7,864)

During the three-month period ended June 30, 2015, we had an average of 18.7 ships operating in our owned fleet (including ships owned by the Partnership), having 1,464 operating days and an average of 21.7 ships operating under our technical management (including our 17.7 owned ships). During the three-month period ended June 30, 2016, we had an average of 20.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 1,793 operating days and an average of 23.0 ships operating under our technical management (including our 19.0 owned and bareboat ships).

Revenues:

Revenues increased by 9.60%, or $10.03 million, from $104.44 million during the three-month period ended June 30, 2015, to $114.47 million during the three-month period ended June 30, 2016. The increase is attributable to an increase in revenues by $7.65 million due to the delivery of the GasLog Greece on March 29, 2016, resulting in an increase in operating days, an increase of $4.93 million caused mainly by the lower off-hire days due to drydocking of one of our vessels in the second quarter of 2016 as opposed to four vessels for the same period in 2015, as well as an increase of $1.36 million in revenues of three vessels operating in the spot market and this increase was partially offset by a decrease of $3.79 million from all other vessels. The daily hire rate for the three-month period ended June 30, 2015 was $70,976 as compared to $63,613 for the three-month period ended June 30, 2016 affected by the decrease in the spot market. Furthermore, there was a decrease of $0.12 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties following the acquisition of two vessels from BG Group and the completion of a project with another customer.

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Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 5.43%, or $1.44 million, from $26.52 million during the three-month period ended June 30, 2015, to $27.96 million during the three-month period ended June 30, 2016. The increase is primarily attributable to the increase in our fleet in the three-month period ended June 30, 2016, compared to the same period of 2015, as described above, partially offset by the decrease in vessels’ tax. Daily operating cost per vessel decreased from $15,601 per day during the three-month period ended June 30, 2015 to $15,365 per day during the three-month period ended June 30, 2016.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased marginally by 4.96%, or $0.17 million, from $3.43 million during the three-month period ended June 30, 2015, to $3.26 million during the three-month period ended June 30, 2016. The decrease is attributable to the decrease of $1.35 million in bunkers consumption of the vessels operating in the spot market, partially offset by the net allocation of the Cool Pool results in the three-month period ended June 30, 2016 of $1.18 million in accordance with the profit sharing terms specified in the Pool Agreement entered into with Dynagas and Golar.

Depreciation:

Depreciation increased by 8.10%, or $2.21 million, from $27.27 million during the three-month period ended June 30, 2015, to $29.48 million during the three-month period ended June 30, 2016. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the three-month period ended June 30, 2016, compared to the same period of 2015.

General and Administrative Expenses:

General and administrative expenses increased by 24.22%, or $2.02 million, from $8.34 million during the three-month period ended June 30, 2015, to $10.36 million during the three-month period ended June 30, 2016. The increase is mainly attributable to a decrease of $2.14 million in net foreign exchange gains, mainly due to the unfavorable movement of the EUR/USD and GBP/USD exchange rates in the three-month period ended June 30, 2016 as compared to the comparative period of 2015, an increase of $0.35 million in employee costs, an increase of $0.26 million in non-cash share-based compensation expense and an increase of $0.18 million in all other expenses, partially offset by a decrease of $0.91 million in legal fees and other professional services.

Financial Costs:

Financial costs increased by 29.81%, or $7.23 million, from $24.25 million during the three-month period ended June 30, 2015, to $31.48 million during the three-month period ended June 30, 2016. The increase is attributable to an increase of $2.72 million due to finance lease charges in 2016, an increase of $2.28 million in the amortization of deferred loan fees, mainly driven by a $1.84 million write-off of unamortized bond fees and premium as a result of the June 2016 bond re-purchase, a loss of $2.12 million arising upon the re-purchase of the existing bonds at a premium in June 2016 and an increase of $0.20 million in other financial costs, partially offset by a marginal decrease of $0.09 million in interest expense on loans, bond and cash flow hedges. During the three-month period ended June 30, 2015, we had an average of $2,497.23 million of outstanding indebtedness, with a weighted average interest rate of 3.34% and during the three-month period ended June 30, 2016, we had an average of $2,307.16 million of outstanding indebtedness including our NOK bond agreements, having an aggregate weighted average interest rate of 3.57%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

Gain/(loss) on Swaps:

Gain/(loss) on swaps decreased by $10.68 million, from a gain of $1.64 million during the three-month period ended June 30, 2015, to a loss of $9.04 million during the three-month period ended June 30, 2016. The increase is mainly attributable to an increase of $5.45 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss and an increase of $5.64 million in recycled loss that was reclassified from equity to the statement of profit or loss, $5.58 million of which related to the CCS agreements that were terminated or modified in June 2016 as part of the NOK bond re-purchase, which was partially offset by a decrease of $0.41 million in realized loss from interest rate swaps held for trading.

Profit for the Period:

Profit for the period decreased by 79.94%, or $13.35 million, from $16.70 million for the three-month period ended June 30, 2015, to $3.35 million for the three-month period ended June 30, 2016, as a result of the aforementioned factors.

Profit/(Loss) Attributable to Owners of the Group:

Profit attributable to owners of the Group decreased by $16.10 million, from a profit of $8.24 million for the three-month period ended June 30, 2015, to a loss of $7.86 million for the three-month period ended June 30, 2016. The decrease in profit attributable to the owners of the Group resulted from the decrease in profit mentioned above and the increase in profit attributable to the non-controlling interest (GasLog Partners’ third party owners) for the three-month period ended June 30, 2016 following the dropdown of three vessels to GasLog Partners on July 1, 2015.

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Six-month period ended June 30, 2015 compared to the six-month period ended June 30, 2016

	For the six months ended
	June 30, 2015	June 30, 2016
Amounts in thousands of U.S. Dollars
Revenues	201,766	218,851
Vessel operating and supervision costs	(48,415)	(56,421)
Voyage expenses and commissions	(6,155)	(8,519)
Depreciation of fixed assets	(49,969)	(57,648)
General and administrative expenses	(19,498)	(19,089)
Profit from operations	77,729	77,174
Financial costs	(42,774)	(60,662)
Financial income	149	326
Loss on swaps	(5,341)	(19,453)
Share of profit of associate	790	663
Total other expenses, net	(47,176)	(79,126)
Profit/(loss) for the period	30,553	(1,952)
Non-controlling interest	(17,971)	(21,810)
Profit/(loss) attributable to owners of the Group	12,582	(23,762)

During the six-month period ended June 30, 2015, we had an average of 17.3 ships operating in our owned fleet (including ships owned by the Partnership), having 2,818 operating days and an average of 21.3 ships operating under our technical management (including our 16.3 owned ships). During the six-month period ended June 30, 2016, we had an average of 19.5 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 3,436 operating days and an average of 22.5 ships operating under our technical management (including our 18.5 owned and bareboat ships).

Revenues:

Revenues increased by 8.47%, or $17.08 million, from $201.77 million during the six-month period ended June 30, 2015, to $218.85 million during the six-month period ended June 30, 2016. The increase is attributable to an increase in revenues by $22.75 million due to the acquisition of the Methane Becki Anne and the Methane Julia Louise, which were both acquired from BG Group on March 31, 2015 and the delivery of the GasLog Greece on March 29, 2016, resulting in an increase in operating days, as well as an increase of $7.12 million caused mainly by the lower off-hire days due to drydocking of two of our vessels in the first six months of 2016 as opposed to six vessels for the same period in 2015. This increase was partially offset by a decrease of $4.86 million in revenues of three vessels operating in the spot market and a decrease of $7.36 million from all other vessels. The daily hire rate for the six-month period ended June 30, 2015 was $71,092 as compared to $63,441 for the six-month period ended June 30, 2016 affected by the soft spot market. Furthermore, there was a decrease of $0.57 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties following the acquisition of two vessels from BG Group and the completion of a project with another customer.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 16.52%, or $8.00 million, from $48.42 million during the six-month period ended June 30, 2015, to $56.42 million during the six-month period ended June 30, 2016. The increase is primarily attributable to the increase in our fleet in the six-month period ended June 30, 2016, compared to the same period of 2015, as described above, combined with an increase in scheduled technical maintenance expenses, such as scheduled main engine overhaulings, various planned repairs, as well as other regulatory periodical certifications, partially offset by decreased vessels’ tax. Daily operating cost per vessel increased from $15,409 per day during the six-month period ended June 30, 2015 to $15,889 per day during the six-month period ended June 30, 2016.

Voyage expenses and commissions:

Voyage expenses and commissions increased by 38.31%, or $2.36 million, from $6.16 million during the six-month period ended June 30, 2015, to $8.52 million during the six-month period ended June 30, 2016. The increase is primarily attributable to the net allocation of the Cool Pool results of $3.57 million in the three-month period ended June 30, 2016 in accordance with the profit sharing terms specified in the Pool Agreement entered into with Dynagas and Golar, which was partially offset by a decrease of $0.96 million in bunkers consumption of the vessels operating in the spot market.

Depreciation:

Depreciation increased by 15.37%, or $7.68 million, from $49.97 million during the six-month period ended June 30, 2015, to $57.65 million during the six-month period ended June 30, 2016. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the six-month period ended June 30, 2016, compared to the same period of 2015.

General and Administrative Expenses:

General and administrative expenses marginally decreased by 2.10%, or $0.41 million, from $19.50 million during the six-month period ended June 30, 2015, to $19.09 million during the six-month period ended June 30, 2016. The decrease is mainly attributable to a $1.76 million decrease in legal fees and other professional services, partially offset by an increase of $0.51 million in net foreign exchange differences, mainly due to the unfavorable movement of the EUR/USD and GBP/USD exchange rates in 2016, an increase of $0.53 million in in non-cash share-based compensation expense, an increase of $0.22 million in travel expenses and an increase of $0.09 million in all other expenses.

6

Financial Costs:

Financial costs increased by 41.83%, or $17.89 million, from $42.77 million during the six-month period ended June 30, 2015, to $60.66 million during the six-month period ended June 30, 2016. The increase is attributable to an increase of $4.71 million in interest expense on loans, bond and cash flow hedges, an increase of $6.36 million in the amortization of deferred loan fees, mainly driven by a (a) $1.84 million write-off of unamortized bond fees and premium as a result of the June 2016 bond re-purchase, (b) an increase of $3.14 million in the refinanced loan facilities and (c) an increase of $1.10 million in the facilities drawn during 2016, an increase by $3.79 million due to finance lease charges in 2016, a loss of $2.12 million arising upon the re-purchase of the existing bonds at a premium in June 2016 and an increase of $0.91 million in other financial costs. During the six-month period ended June 30, 2015, we had an average of $2,227.04 million of outstanding indebtedness, with a weighted average interest rate of 3.33% and during the six-month period ended June 30, 2016, we had an average of $2,342.24 million of outstanding indebtedness including our NOK bond agreements, having an aggregate weighted average interest rate of 3.54%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bonds and CCSs.

Loss on Swaps:

Loss on swaps increased by $14.11 million, from $5.34 million during the six-month period ended June 30, 2015, to $19.45 million during the six-month period ended June 30, 2016. The increase is mainly attributable to an increase of $9.08 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss and an increase of $5.71 million in recycled loss that was reclassified from equity to the statement of profit or loss, $5.58 million of which related to the CCS agreements that were terminated or modified in June 2016 as part of the bond re-purchase and the remaining $0.13 million related to the interest rate swaps for which hedge accounting was discontinued, which was partially offset by a decrease of $0.68 million in realized loss from interest rate swaps held for trading.

Profit/(loss) for the Period:

Profit for the period decreased by 106.38%, or $32.50 million, from a profit of $30.55 million for the six-month period ended June 30, 2015, to a loss of $1.95 million for the six-month period ended June 30, 2016, as a result of the aforementioned factors.

Profit/(Loss) Attributable to Owners of the Group:

Profit attributable to owners of the Group decreased by $36.34 million, from a profit of $12.58 million for the six-month period ended June 30, 2015, to a loss of $23.76 million for the six-month period ended June 30, 2016. The decrease in profit attributable to the owners of GasLog resulted from the decrease in profit mentioned above and the increase in profit attributable to the non-controlling interest (GasLog Partners’ third party owners) following the dropdown of three vessels to GasLog Partners on July 1, 2015.

Customers

For the six-month period ended June 30, 2015, we received 79.84% of our revenues from MSL, now owned by Shell, 12.14% of our revenues from Shell, 7.84% of our revenues from various charterers in the spot/short-term market and 0.18% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the six-month period ended June 30, 2016, we received 94.99% of our revenues from Shell, 5.00% of our revenues from various charterers in the spot/short-term market and 0.01% of our revenues from Egypt LNG.

Seasonality

Since our owned ships are primarily employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned by our vessels during the year. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

We anticipate that our primary sources of funds will be available cash, cash from operations, borrowings under existing and new debt agreements and additional common or other forms of equity. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of June 30, 2016, GasLog had $192.60 million of cash and cash equivalents, of which $56.30 million was held in time deposits and the remaining balance in current accounts. As of June 30, 2016, GasLog had $25.05 million in restricted cash in relation to cash held in blocked accounts mainly in order to comply with the covenants under two of its credit facilities, $23.51 million of which was reclassified from restricted cash to cash and cash equivalents following the completion of the Legacy Facility Re-financing in July 2016.

As of June 30, 2016, GasLog had an aggregate of $2.42 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $179.45 million was repayable within one year, and a $220.79 million finance lease liability related to the sale and leaseback of the Methane Julia Louise.

As of June 30, 2016, there was undrawn availability of $0.99 billion under the debt financing agreement entered into on October 16, 2015 with 14 international banks to partially finance the delivery of our six remaining newbuildings expected to be delivered in 2016, 2018 and 2019.

7

On April 5, 2016, $395.4 million and $179.7 million under the senior and junior tranche, respectively, of the credit agreements that GasLog and GasLog Partners entered into on February 18, 2016, were drawn to partially refinance $644.0 million of the outstanding debt of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The senior tranche facility provides for four advances of $72.3 million and a fifth advance of $106.3 million that shall be repaid in 20 quarterly equal installments commencing three months after the drawdown date. The junior tranche facility provides for four advances of $29.9 million and a fifth advance of $59.9 million that shall be repaid in full 24 months after the drawdown date. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

As of June 30, 2016, GasLog’s commitments for capital expenditures are related to the six LNG carriers on order, which have a gross aggregate contract price of approximately $1.23 billion. As of June 30, 2016, the total remaining balance of the contract prices of the six newbuildings was $1.1 billion that GasLog expects to be funded with the $1.0 billion undrawn amount under the financing agreement entered into on October 16, 2015, as well as cash balances and cash from operations.

GasLog has hedged 38.9% of its expected floating interest rate exposure on its outstanding debt (including the finance lease liability) at a weighted average interest rate of approximately 4.74% (including margin) as of June 30, 2016.

As of June 30, 2016, we were in compliance with the financial covenants under our credit facilities and bond agreements.

Our credit facilities are described in Note 12 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 14, 2016 and Note 6 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Legacy Facility Re-financing

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1.05 billion (the Legacy Facility Re-financing, as defined above) with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Re-financing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and the Korea Development Bank were mandated lead arrangers, DVB Bank America N.V. was arranger and Nordea Bank AB, London Branch was agent and security agent for the transaction.

The Legacy Facility Re-financing is comprised of a five-year term loan facility of up to $950.0 million and a revolving credit facility of up to $100.0 million. On July 25, 2016, the available amount of $950.0 million under the term loan facility was fully drawn, while $11.64 million was drawn under the revolving credit facility. The term loan facility amount shall be repaid in nine semi-annual installments of $29.16 million each and a balloon repayment of $687.56 million five years after drawdown, while the revolving credit facility available amounts can be drawn at any time until July 1, 2021. Amounts drawn bear interest at LIBOR plus a margin.

The credit agreement will be secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;
•	guarantees from GasLog and GasLog Carriers Ltd.;
•	a share security over the share capital of each of the respective borrowers; and
•	a first priority assignment of all earnings, excluding the vessels participating in the Cool Pool, and insurance related to the ships owned by the respective borrowers.

The Legacy Facility Re-financing imposes certain operating and financial restrictions on GasLog. These restrictions generally limit the Group’s ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;
•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with any of the Group’s affiliates;
•	sell or otherwise dispose of assets, including GasLog’s ships;
•	engage in merger transactions;
•	enter into, terminate or amend any charter;
•	change the manager of our ships; or
•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Legacy Facility Re-financing also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis.

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;
•	total indebtedness divided by total assets must not exceed 75.0%;
•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million;
•	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million.
8

The Legacy Facility Re-financing also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog’s ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the Legacy Facility Re-financing, without repaying all of GasLog’s indebtedness under the Legacy Facility Re-financing in full.

The Legacy Facility Re-financing contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring GasLog to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessels and (ii) the market value of any additional security provided to the lenders at any time at not less than 120.0% of the then outstanding amount plus any undrawn amounts under the applicable facilities. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such covenants, and if we fail to do so our lenders could accelerate our indebtedness.

Working Capital Position

As of June 30, 2016, GasLog’s current assets totalled $237.04 million while current liabilities totalled $268.86 million, resulting in a negative working capital position of $31.82 million. Current liabilities include $35.07 million of time charter hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Six-month period ended June 30, 2015 compared to the six-month period ended June 30, 2016

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the six months ended
	June 30, 2015	June 30, 2016
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	77,961	119,287
Net cash used in investing activities	(651,903)	(382,697)
Net cash provided by financing activities	783,835	153,142

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $41.33 million, from $77.96 million during the six-month period ended June 30, 2015, to $119.29 million in the six-month period ended June 30, 2016. The increase was due to an increase of $39.31 million in revenue collections, a decrease of $30.36 million in payments for cash collaterals, a decrease of $0.68 million in realized losses on interest rate swaps held for trading, which was partially offset by an increase of $22.35 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $3.48 million in cash paid for interest and an increase in payments to ship management creditors amounting to $3.19 million.

 Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $269.20 million, from $651.90 million in the six-month period ended June 30, 2015, to $382.70 million in the six-month period ended June 30, 2016. The decrease is attributable to a $288.93 million decrease in payments for the construction costs of newbuildings and the acquisition of secondhand vessels and a $0.19 million increase in cash from interest income, which was partially offset by a net decrease in short-term investments of $19.42 million and a $0.50 million decrease in dividends and return of contributed capital received from Egypt LNG Services Ltd.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $630.70 million, from $783.84 million in the six-month period ended June 30, 2015, to $153.14 million in the six-month period ended June 30, 2016. The decrease is mainly attributable to an increase in bank loan repayments of $948.74 million, a decrease of $284.26 million in proceeds from equity offerings (in 2015, we received $111.38 million net proceeds from the preferred stock issuance and $172.88 million, net proceeds from GasLog Partners’ public offering), payments for CCS termination/modification and the NOK bond re-purchase of $34.11 million, an increase in payments of loan issuance costs of $16.02 million, an increase of $11.09 million in dividend payments and an increase of $0.71 million in payments for our vessel held under a finance lease, which was partially offset by an increase of $385.28 million in proceeds from our borrowings, proceeds from the sale and finance leaseback of $217.00 million, an increase in the movement of restricted cash of $60.90 million and a decrease of $1.05 million in payments of equity raising costs .

9

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization as of June 30, 2016, without giving effect to the seven-year charter contract of Hull No. 2801 to Total which was secured in July 2016.

	Contracted Charter Revenues and Days from Time Charters
	On and after July 1,	For the years ending December 31,
	2016	2017	2018	2019	2020	2021-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	240.50	482.92	453.45	455.74	396.08	1,433.75	3,462.44
Total contracted days(1)	3,254	6,417	6,015	5,977	5,006	17,182	43,851
Total available days(2)	4,019	8,395	9,186	9,734	9,612	87,398	128,344
Total unfixed days(3)	765	1,978	3,171	3,757	4,606	70,216	84,493
Percentage of total contracted days/total available days	80.97%	76.44%	65.48%	61.40%	52.08%	19.66%	34.17%

(1)	Reflects time charter revenues and contracted days for nine of our wholly owned ships, the eight ships owned by the Partnership, the bareboat vessel and five of our six newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.
(2)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking. The available days for the vessels operating in the spot/short-term market are included.
(3)	Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

The table provides additional information about our contracted charter revenues based on contracts in effect as of June 30, 2016 for the nine ships in our wholly owned fleet, the eight ships in the GasLog Partners’ fleet for which we have secured time charters, the bareboat vessel and six of our newbuildings on order. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 14, 2016. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 14, 2016 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

10

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and June 30, 2016

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2015	June 30, 2016
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associate and joint venture		6,274	6,257
Deferred financing costs		17,998	20,197
Other non-current assets		28,957	8,012
Derivative financial instruments	12	61	—
Tangible fixed assets	4	3,400,270	3,541,777
Vessels under construction	4	178,405	135,825
Vessel held under finance lease	4	—	225,861
Total non-current assets		3,641,476	3,947,440
Current assets
Trade and other receivables		16,079	8,701
Dividends receivable and due from related parties	7	1,345	1,932
Inventories		6,496	5,162
Prepayments and other current assets		2,519	3,592
Short-term investments		6,000	—
Restricted cash		62,718	25,052
Cash and cash equivalents		302,988	192,601
Total current assets		398,145	237,040
Total assets		4,039,621	4,184,480
Equity and liabilities
Equity
Preferred stock	10	46	46
Share capital	10	810	810
Contributed surplus	10	1,020,292	994,560
Reserves		(8,829)	(11,893)
Treasury shares	10	(12,491)	(11,065)
Retained earnings/(accumulated deficit)		1,846	(23,762)
Equity attributable to owners of the Group		1,001,674	948,696
Non-controlling interest		506,246	507,349
Total equity		1,507,920	1,456,045
Current liabilities
Trade accounts payable		12,391	7,090
Ship management creditors		3,524	213
Amounts due to related parties	7	163	98
Derivative financial instruments	12	14,243	13,911
Other payables and accruals	9	67,084	74,724
Borrowings, current portion	6	636,987	170,048
Finance lease liability, current portion	5	—	2,772
Total current liabilities		734,392	268,856
Non-current liabilities
Derivative financial instruments	12	58,531	40,879
Borrowings, non-current portion	6	1,737,500	2,199,672
Finance lease liability, non-current portion	5	—	218,015
Other non-current liabilities		1,278	1,013
Total non-current liabilities		1,797,309	2,459,579
Total equity and liabilities		4,039,621	4,184,480

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the six months ended
	Note	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Revenues		104,440	114,474	201,766	218,851
Vessel operating and supervision costs		(26,521)	(27,964)	(48,415)	(56,421)
Voyage expenses and commissions		(3,426)	(3,256)	(6,155)	(8,519)
Depreciation of fixed assets	4	(27,274)	(29,484)	(49,969)	(57,648)
General and administrative expenses	8	(8,339)	(10,355)	(19,498)	(19,089)
Profit from operations		38,880	43,415	77,729	77,174

Financial costs	13	(24,246)	(31,483)	(42,774)	(60,662)
Financial income		86	124	149	326
Gain/(loss) on swaps	13	1,638	(9,039)	(5,341)	(19,453)
Share of profit of associate		343	329	790	663
Total other expenses, net		(22,179)	(40,069)	(47,176)	(79,126)
Profit/(loss) for the period		16,701	3,346	30,553	(1,952)
Attributable to:
Owners of the Group		8,240	(7,864)	12,582	(23,762)
Non-controlling interest		8,461	11,210	17,971	21,810
		16,701	3,346	30,553	(1,952)

Earnings/(loss) per share – basic and diluted	16	0.07	(0.13)	0.13	(0.36)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and six months ended June 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Profit/(loss) for the period		16,701	3,346	30,553	(1,952)
Other comprehensive income/ (loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	12	4,614	(5,111)	(371)	(9,549)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	13	283	5,927	567	6,276
Other comprehensive income/(loss) for the period		4,897	816	196	(3,273)
Total comprehensive income/(loss) for the period		21,598	4,162	30,749	(5,225)
Attributable to:
Owners of the Group		13,137	(7,048)	12,778	(27,035)
Non-controlling interest		8,461	11,210	17,971	21,810
		21,598	4,162	30,749	(5,225)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the six months ended June 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	Share Capital (Note 10)	Preferred stock (Note 10)	Contributed Surplus (Note 10)	Reserves	Treasury shares (Note 10)	Retained earnings/ (accumulated deficit)	Attributable to owners of the Group	Non - controlling interest	Total
Balance as of January 1, 2015	810	—	923,470	(12,002)	(12,576)	29,689	929,391	323,646	1,253,037
Net proceeds from issuance of preferred stock	—	46	110,610	—	—	—	110,656	—	110,656
Net proceeds from GasLog Partners’ public offering	—	—	—	—	—	—	—	171,840	171,840
Dividend paid (common and preference shares)	—	—	—	—	—	(24,887)	(24,887)	(12,306)	(37,193)
Share-based compensation, net of accrued dividend (Note 15)	—	—	—	1,274	—	—	1,274	—	1,274
Settlement of share-based compensation	—	—	—	(85)	85	—	—	—	—
Profit for the period	—	—	—	—	—	12,582	12,582	17,971	30,553
Other comprehensive income for the period	—	—	—	196	—	—	196	—	196
Total comprehensive income for the period	—	—	—	196	—	12,582	12,778	17,971	30,749
Balance as of June 30, 2015	810	46	1,034,080	(10,617)	(12,491)	17,384	1,029,212	501,151	1,530,363

Balance as of January 1, 2016	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920
Dividend paid (common and preference shares) (Note 10)	—	—	(25,732)	—	—	(1,846)	(27,578)	(20,707)	(48,285)
Share-based compensation, net of accrued dividend (Note 15)	—	—	—	1,690	—	—	1,690	—	1,690
Settlement of share-based compensation	—	—	—	(1,481)	1,426	—	(55)	—	(55)
(Loss)/profit for the period	—	—	—	—	—	(23,762)	(23,762)	21,810	(1,952)
Other comprehensive loss for the period	—	—	—	(3,273)	—	—	(3,273)	—	(3,273)
Total comprehensive (loss)/ income for the period	—	—	—	(3,273)	—	(23,762)	(27,035)	21,810	(5,225)
Balance as of June 30, 2016	810	46	994,560	(11,893)	(11,065)	(23,762)	948,696	507,349	1,456,045

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2015	June 30, 2016
Cash flows from operating activities:
Profit/(loss) for the period		30,553	(1,952)
Adjustments for:
Depreciation of fixed assets		49,969	57,648
Share of profit of associate		(790)	(663)
Financial income		(149)	(326)
Financial costs		42,774	60,662
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments		(427)	119
Unrealized loss on interest rate swaps held for trading including ineffective portion of cash flow hedges		419	9,509
Recycled loss of cash flow hedges reclassified to profit or loss		567	6,276
Share-based compensation		1,274	1,800
		124,190	133,073
Movements in working capital		(10,244)	25,681
Cash provided by operations		113,946	158,754
Interest paid		(35,985)	(39,467)
Net cash provided by operating activities		77,961	119,287
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(679,129)	(390,202)
Dividends received from associate		1,675	1,038
Return of contributed capital from associate		—	137
Purchase of short-term investments		(18,592)	(1,500)
Maturity of short-term investments		44,007	7,500
Financial income received		136	330
Net cash used in investing activities		(651,903)	(382,697)
Cash flows from financing activities:
Proceeds from bank loans and bonds		606,000	991,284
Proceeds from sale and finance leaseback		—	217,000
Bank loans and bonds repayments		(39,824)	(988,562)
Payment for cross currency swaps’ termination/modification		—	(31,986)
Payment for bond re-purchase at a premium		—	(2,120)
Payment of loan issuance costs		(5,166)	(21,186)
Payment of equity raising costs		(1,045)	—
(Increase)/decrease in restricted cash		(23,190)	37,711
Dividends paid		(37,193)	(48,285)
Payments for vessel held under finance lease		—	(714)
Net cash provided by financing activities		783,835	153,142
Effects of exchange rate changes on cash and cash equivalents		115	(119)
Increase/(decrease) in cash and cash equivalents		210,008	(110,387)
Cash and cash equivalents, beginning of the period		211,974	302,988
Cash and cash equivalents, end of the period		421,982	192,601

Non-cash investing and financing activities	14
Capital expenditures included in liabilities at the end of the period		14,360	4,096
Equity raising costs included in liabilities at the end of the period		841	17
Loan issuance costs included in liabilities at the end of the period		2,985	5,103

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of June 30, 2016, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.6% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of June 30, 2016, GasLog holds a 32.9% interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. The Group structure as of June 30, 2016 is as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company (2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
32.9% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
F-7

GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
33.33% joint venture:
The Cool Pool Limited (the “Cool Pool”)	Marshall Islands	September 2015	Service company	—	—	—

(1)	For newbuildings, expected delivery quarters as of June 30, 2016 are presented.
(2)	On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”). Refer to Note 5.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2015 filed with the SEC on March 14, 2016. On August 3, 2016 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2015.

In considering going concern, management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. As of June 30, 2016, the Group’s current assets totalled $237,040, while current liabilities totalled $268,856, resulting in a negative working capital position of $31,816. Current liabilities include $35,069 of time charter hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met (Note 9).

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

 At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

F-8

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management is currently evaluating the impact of this standard on the Group’s financial statements.

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. Entities are not required to present comparative information for preceding periods. Management anticipates that these amendments will only have a disclosure impact on the Group’s financial statements.

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment clarifying how to account for certain types of share-based payment transactions. The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. An exception to the principles in IFRS 2 is also introduced that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of these amendments on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Non-controlling Interest in GasLog Partners

The profit allocation to non-controlling interest is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

Allocation of GasLog Partners’ profit(*)	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Partnership’s profit attributable to:
Common unitholders	8,525	11,295	18,143	21,974
Subordinated unitholders	3,837	5,084	6,858	9,891
General partner	252	347	510	671
Incentive distribution rights (“IDRs”)	—	655	—	1,037
Total	12,614	17,381	25,511	33,573
Partnership’s profit allocated to GasLog	4,153	6,171	7,540	11,763
Partnership’s profit allocated to non-controlling interest	8,461	11,210	17,971	21,810
Total	12,614	17,381	25,511	33,573

*	Includes profits of: GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period after their transfer to the Partnership on July 1, 2015.
F-9

4. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

The movements in tangible fixed assets, vessels under construction and vessel held under finance lease are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2016	3,619,255	12,315	3,631,570	178,405	—
Sale and leaseback (Note 5)	(234,650)	—	(234,650)	—	227,809
Additions	5,449	939	6,388	375,334	714
Transfer from vessels under construction	417,914	—	417,914	(417,914)	—
Fully amortized drydocking component	(2,520)	—	(2,520)	—	—
As of June 30, 2016	3,805,448	13,254	3,818,702	135,825	228,523

Accumulated depreciation
As of January 1, 2016	228,531	2,769	231,300	—	—
Depreciation expense	54,681	305	54,986	—	2,662
Sale and leaseback (Note 5)	(6,841)	—	(6,841)	—	—
Fully amortized drydocking component	(2,520)	—	(2,520)	—	—
As of June 30, 2016	273,851	3,074	276,925	—	2,662

Net book value
As of December 31, 2015	3,390,724	9,546	3,400,270	178,405	—
As of June 30, 2016	3,531,597	10,180	3,541,777	135,825	225,861

Vessels with an aggregate carrying amount of $3,531,597 as of June 30, 2016 (December 31, 2015: $3,390,724) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of two LNG carriers (174,000 cubic meters each). The first vessel, the GasLog Greece, was delivered on March 29, 2016, while the second vessel, the GasLog Glasgow, was delivered on June 30, 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016.

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018 and 2019, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. (“Hyundai”) for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of June 30, 2016, the Group has paid to the shipyard $130,471 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 11).

The vessels under construction costs as of December 31, 2015 and June 30, 2016 are as follows:

	December 31, 2015	June 30, 2016
Progress shipyard installments	170,634	130,471
Onsite supervision costs	4,289	3,447
Critical spare parts, equipment and other vessel delivery expenses	3,482	1,907
Total	178,405	135,825

5. Sale and Leaseback

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the ship sale and leaseback transaction with a subsidiary of Mitsui, for the sale and leaseback of the Methane Julia Louise. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217,000. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years, having a payment holiday for the first 210 days. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The bareboat hire is fixed and GasLog has a holiday period for the first 210 days. This leaseback meets the definition of a finance lease under IFRS.

F-10

The movements in finance lease liabilities are reported in the following table:

As of January 1, 2016	—
Addition	217,000
Finance lease charge (Note 13)	3,787
As of June 30, 2016	220,787
Finance lease liability, current portion	2,772
Finance lease liability, non-current portion	218,015
Total	220,787

6. Borrowings

	December 31, 2015	June 30, 2016
Amounts due within one year	645,193	179,447
Less: unamortized deferred loan issuance costs	(8,206)	(9,399)
Borrowings, current portion	636,987	170,048
Amounts due after one year	1,762,580	2,236,045
Plus: unamortized premium(1)	2,573	1,720
Less: unamortized deferred loan issuance costs	(27,653)	(38,093)
Borrowings, non-current portion	1,737,500	2,199,672
Total	2,374,487	2,369,720

(1)	Refer to “Senior Unsecured Notes” disclosed below for the premium.

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2015 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2015. Refer to Note 12 “Borrowings”. During the six months ended June 30, 2016, in addition to the new transactions described below, GasLog drew down $325,934 to partially finance the delivery of the GasLog Greece and the GasLog Glasgow (six months ended June 30, 2015: $606,000) and repaid $43,884 in accordance with the repayment terms under its loan facilities (six months ended June 30, 2015: $39,824).

•	On February 18, 2016, subsidiaries of GasLog and GasLog Partners entered into credit agreements (the “Credit Agreements”) to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Credit Agreements are comprised of a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche of up to $180,000. The vessels covered by the Credit Agreements are the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

On April 5, 2016, $395,450 and $179,750 under the senior and junior tranche, respectively, of the Credit Agreements were drawn to partially refinance $644,000 of the outstanding debt of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The balance of $68,800 was paid from available cash. Following the decrease in the aggregate available amount by $1,300, the senior tranche facility provides for four advances of $72,288 each and a fifth advance of $106,298. The first four advances shall be repaid in 20 quarterly equal installments commencing three months after the relevant drawdown dates while the fifth advance shall be repaid in 17 quarterly equal installments commencing 12 months after the relevant drawdown date, with a balloon payment together with the final installments. The junior tranche facility provides for four advances of $29,958 each and a fifth advance of $59,918. Each advance under the junior tranche shall be repaid in full 24 months after the relevant drawdown dates. Amounts drawn will bear interest at LIBOR plus a margin (variable margin for the junior tranche).

The Credit Agreements are secured as follows:

(i)	first and second priority mortgages over the ships owned by the respective borrowers;
(ii)	guarantees from GasLog, GasLog Partners, GasLog Carriers and GasLog Partners Holdings LLC;
(iii)	a share charge over the share capital of the respective borrower; and
(iv)	a first and second priority assignment of all earnings and insurance related to the ship owned by the respective borrower.

The Credit Agreements impose certain operating and financial restrictions on GasLog and GasLog Partners. These restrictions generally limit GasLog’s and GasLog Partners’ collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, GasLog or any of its affiliates, (c) sell or otherwise dispose of assets, including GasLog’s ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend GasLog’s shipbuilding contracts, (g) change the manager of GasLog’s ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Credit Agreements also impose specified financial covenants that apply to GasLog and GasLog Partners and its subsidiaries on a consolidated basis.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000 after the first drawdown;
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(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000.

The financial covenants that apply to GasLog Partners include the following:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000;
(ii)	total indebtedness divided by total assets must be less than 60.0%;
(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and
(iv)	GasLog Partners is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The Credit Agreements also impose certain restrictions relating to GasLog and GasLog Partners, and their other subsidiaries, including restrictions that limit GasLog’s and GasLog Partners’ ability to make any substantial change in the nature of GasLog’s or GasLog Partners’ business or to engage in transactions that would constitute a change of control, as defined in the Credit Agreements, without repaying all of GasLog’s and GasLog Partners’ indebtedness under the Credit Agreements in full.

The Credit Agreements contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring GasLog, GasLog Partners and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If GasLog and GasLog Partners fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

•	On February 24, 2016, following the completion of the sale and leaseback of the Methane Julia Louise (Note 5), $162,500 was prepaid into the senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch and $67,500 was prepaid into the subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch.

•	On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21,000 maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., provided GasLog has an executed guarantee or letter of credit with a minimum duration of six months. In connection with this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21,000 each (refer to Note 11). The bank guarantees bear interest at a margin and are available for a period of up to two years. On July 26, 2016, the bank guarantees issued by BNP Paribas S.A. were terminated.

The Group was in compliance with the covenants under its credit facilities as of June 30, 2016.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

The main terms of the Group’s senior unsecured bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2015. Refer to Note 12 “Borrowings”.

On June 27, 2016, GasLog completed the issuance of NOK 750,000 (equivalent to $90,150) of new senior unsecured bonds in the Norwegian bond market (the “New Bond”). The New Bond will mature in May 2021 and will have a coupon of 6.9% over 3 month NIBOR. The proceeds from the issuance were used to partly refinance GasLog’s existing bonds maturing in June 2018. Simultaneously with the issuance of the New Bond, GasLog re-purchased and cancelled GasLog’s NOK 588,000 of bonds from a total NOK 1,000,000 of bonds issued in June 27, 2013 and May 2, 2014 at a price of 103% of par value.

The New Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. GasLog may redeem the New Bond in whole or in part as follows: (a) with settlement date at any time from June 27, 2019 to but not including June 27, 2020 at 104.00% of par plus accrued interest on redeemed amount, (b) with settlement date at any time from June 27, 2020 to but not including December 27, 2020 at 102.50% of par plus accrued interest on redeemed amount, and (c) with settlement date at any time from December 27, 2020 to but not including the maturity date at 101.00% of par plus accrued interests on redeemed amount.

GasLog as issuer of the New Bond is required to comply with financial covenants which include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;

(ii)	total indebtedness divided by total assets must not exceed 75%;
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(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing four quarter basis must be not less than 110%;

(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50,000;

(v)	the Group’s market value adjusted net worth must at all times be not less than $350,000.

In addition, the New Bond agreement includes a dividend restriction according to which the Group may not (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) re-purchase any of the Group’s shares or undertake other similar transactions (including, but not limited to, total return swaps related to the Group’s shares), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to the Group’s shareholders (items (i), (ii) and (iii) collectively referred to as the “Distributions”) that in aggregate exceed during any calendar year, 50% of the Group’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any unutilized portion of the permitted Distributions pursuant to the above may not be carried forward). For the purposes of the above, the consolidated net profit after taxes of the Group shall not include any profits related to the sale of assets (and consequently any such profits related to such assets shall not form the basis for Distributions). Under the New Bond agreement (a) GasLog is permitted to make Distributions up to a maximum amount per share per annum for the years 2016, 2017, 2018, 2019, 2020 and 2021 of $1.00/share, $1.10/share, $1.10/share, $1.20/share, $1.20/share and $1.20/share, respectively, provided that GasLog can demonstrate by delivering a compliance certificate to the Bond Trustee that no event of default is continuing or would result from such Distributions.

The carrying amount of the bonds, net of unamortized financing costs and unamortized premium, as of June 30, 2016 is $137,073 (December 31, 2015: $112,185) while their aggregate fair value is $142,368 based on a USD/NOK exchange rate of 0.1189 as of June 30, 2016.

 The Group was in compliance with the covenants under both the existing NOK bond agreement and the New Bond as of June 30, 2016.

7. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2015	June 30, 2016
Dividends receivable from associate	925	375
Due from the Cool Pool	249	1,378
Other receivables	171	179
Total	1,345	1,932

Current Liabilities

	December 31, 2015	June 30, 2016
Ship management creditors	60	4
Amounts due to related parties	163	98

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $98 as of June 30, 2016 (December 31, 2015: $163) represent payables to other related parties for the office lease and other operating expenses.

In connection with the aforementioned sale and leaseback transaction (Note 5), GasLog entered into a consulting agreement with Unisea Maritime Ltd., an affiliate of Ceres Shipping, under the terms of which GasLog agreed to pay a brokerage commission fee equal to 0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (incurred in line with the Group policies). The brokerage commission fee of $430 was paid in advance for the full 20-year period of the bareboat charter.

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Employee costs	4,415	4,760	8,721	9,214
Board of directors’ fees	612	574	1,255	1,166
Share-based compensation	776	1,037	1,274	1,800
Rent and utilities	506	647	1,061	1,158
Travel and accommodation	528	546	1,036	1,255
Legal and professional fees	2,682	1,769	4,921	3,160
Foreign exchange differences, net	(1,740)	397	(260)	253
Directors’ and officers’ liability insurance	335	116	652	182
Other expenses	225	509	838	901
Total	8,339	10,355	19,498	19,089
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9. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2015	June 30, 2016
Social contributions	1,085	837
Unearned revenue	30,159	35,069
Accrued legal and professional fees	1,030	1,089
Accrued board of directors’ fees	593	573
Accrued employee costs	4,955	4,985
Accrued off-hire	3,781	3,765
Accrued crew costs	5,244	4,840
Accrued purchases	6,207	6,599
Accrued financing costs	76	4,540
Accrued interest	7,713	11,509
Accrued brokerage commission on vessels’ acquisition	4,600	—
Other accruals	1,641	918
Total	67,084	74,724

10. Share Capital and Preferred Stock

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of June 30, 2016, the share capital consisted of 80,553,238 issued and outstanding common shares, par value $0.01 per share, 439,888 treasury shares and 4,600,000 preference shares. The movements in the number of shares, the share capital, the preferred stock, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of common shares	Number of treasury shares	Number of Preference Shares	Share capital	Preferred stock	Contributed surplus	Treasury shares
Outstanding as of January 1, 2016	80,496,499	496,627	4,600,000	810	46	1,020,292	(12,491)
Treasury shares distributed for awards vested in the period	56,739	(56,739)	—	—	—	—	1,426
Dividends declared deducted from contributed surplus due to accumulated deficit	—	—	—	—	—	(25,732)	—
Outstanding as of June 30, 2016	80,553,238	439,888	4,600,000	810	46	994,560	(11,065)

The treasury shares were acquired by GasLog in 2014 in relation to the share-based compensation (Note 15).

Dividend distribution

On February 24, 2016 the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on March 17, 2016 to shareholders of record as of March 7, 2016 for a total amount of $11,270.

On March 11, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2,515 in the aggregate payable on April 1, 2016 to holders of record as of March 31, 2016. GasLog paid the declared dividend to the transfer agent on March 30, 2016.

On May 5, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on May 26, 2016 to shareholders of record as of May 16, 2016 for a total amount of $11,277.

On May 5, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share or $2,516 in the aggregate payable on July 1, 2016 to holders of record as of June 30, 2016. GasLog paid the declared dividend to the transfer agent on June 28, 2016.

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11. Commitments and Contingencies

(a)	As of June 30, 2016 the Group had the following commitments relating to buildings under operating leases:

June 30, 2016
Operating leases
Not later than one year	1,767
Later than one year and not later than three years	2,099
Later than three years and not later than five years	953
More than five years	552
Total operating lease commitment	5,371

(b)	Commitments relating to the vessels under construction (Note 4) as of June 30, 2016 were as follows:

June 30, 2016
Vessels under construction
Not later than one year	402,134
Later than one year and not later than three years	700,226
Total vessels under construction commitment	1,102,360

Based on an agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited (“MSL”) on March 8, 2016, the first two entities declared their options with Samsung to install reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the case that the reliquefaction plants do not fulfill specified enhanced performance criteria during operation as set forth in the relevant agreement, GasLog will refund the reimbursed amounts to MSL in the form of a daily compensation amount per vessel. As of June 30, 2016, no construction or installation of these plants has been started.

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation, including a vessel under a finance lease (Note 5), as of June 30, 2016 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

June 30, 2016
Revenues
Not later than one year	439,409
Later than one year and not later than three years	758,651
Later than three years and not later than five years	485,675
More than five years	524,316
Total future gross minimum charter hire	2,208,051

Future gross minimum revenues disclosed in the above table exclude the revenues of the vessels that are under construction.

(d)	Related to the acquisition of six vessels from a subsidiary of BG Group plc. (“BG Group”) in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from BG Group with an aggregate value of $8,000 of which depot spares with value $660 have been purchased as of June 30, 2016 and are included in Tangible fixed assets (Note 4). The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(e)	On November 2, 2015, following execution of a letter agreement between GasLog and MSL reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of June 30, 2016, the outstanding commitment is $2,791.

(f)	On February 26, 2016, in connection with the supplemental deed signed with the lenders of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21,000 each. The bank guarantees bear interest at a margin and are available for a period of up to two years. On July 26, 2016, the bank guarantees issued by BNP Paribas S.A. were terminated.

(g)	On March 30, 2016, GasLog Carriers entered into a consortium agreement with third parties, setting out the terms and conditions under which the parties are prepared to form a joint venture in order to participate collaboratively in a time charter tender. In connection with the above agreement, GasLog Carriers has arranged for the provision of a $1,500 bid security, deposited in a restricted cash collateral account; in the event of the tender holder demanding such amount, GasLog Carriers will be entitled to claim 75% from the remaining participants in the consortium agreement.

On March 30, 2016, in connection with the aforementioned consortium agreement, GasLog Carriers entered into a letter of credit agreement with Credit Agricole Corporate and Investment Bank for an amount of $1,500, bearing interest at a margin and available until December 31, 2016. Pursuant to this, a pledge agreement was also entered into with the aforementioned bank, with GasLog Carriers depositing $1,500 in a cash collateral account. This amount will be held as collateral until expiry of the letter of credit agreement and is thus classified under “Restricted cash”.

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Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

12. Derivative Financial Instruments

 The fair value of the derivative assets is as follows:

	December 31, 2015	June 30, 2016
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	61	—
Total	61	—
Derivative financial instruments, non-current asset	61	—
Total	61	—

The fair value of the derivative liabilities is as follows:

	December 31, 2015	June 30, 2016
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	8,410	14,255
Cross currency swaps	56,152	22,875
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	8,212	17,660
Total	72,774	54,790
Derivative financial instruments, current liability	14,243	13,911
Derivative financial instruments, non-current liability	58,531	40,879
Total	72,774	54,790

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparties effect quarterly floating-rate payments to the Group for the notional amounts based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the banks on the notional amounts at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2015	June 30, 2016
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	65,074	62,868
GAS-nine Ltd.	CBA(1)	April 2014	Dec 2014	Dec 2019	2.23%	59,024	57,286
GAS-nine Ltd.	DNB Bank ASA	April 2014	Dec 2014	Dec 2019	2.24%	59,024	57,286
GAS-ten Ltd.	SEB(2)	April 2014	Feb 2015	Feb 2020	2.25%	59,893	58,155
GAS-ten Ltd.	ING Bank N.V.	May 2014	Feb 2015	Feb 2020	2.23%	59,893	58,155
GAS-fifteen Ltd.(3)	Citibank	July 2014	Sept 2014	Sept 2018	0.66%/2.89%	86,660	83,325
					Total	389,568	377,075

(1)	Commonwealth Bank of Australia

(2)	Skandinavinska Enskilda Banken AB (publ)

(3)	The fixed interest rate is agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of June 30, 2016.

For the three and six months ended June 30, 2016, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $1,807 and $8,246 has been recognized in Other comprehensive income (for the three and six months ended June 30, 2015: a gain of $681 and a loss of $4,939, respectively). For the three and six months ended June 30, 2016, a loss of $1,115 and $2,401, respectively, was recycled to profit or loss representing the realized loss on interest rate swaps in relation to the interest expense component of the hedge (for the three and six months ended June 30, 2015: a loss of $1,805 and $3,245, respectively).

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Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2015	June 30, 2016
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	39,263	38,052
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	39,263	38,052
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	12,636	12,247
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	12,636	12,247
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	12,636	12,247
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	12,636	12,247
GAS-one Ltd.	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	64,095	61,885
GAS-one Ltd.	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	55,554	53,638
GAS-six Ltd.	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	55,096	53,228
GAS-seven Ltd.	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	96,000	93,000
GAS-seven Ltd.	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	32,000	31,000
GAS-two Ltd.	CBA	Sept 2013	Feb 2014	April 2018	1.69%	28,333	26,667
GAS-two Ltd.	DNB Bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	28,333	26,667
GAS-two Ltd.	SEB	Sept 2013	Feb 2014	April 2018	1.66%	28,333	26,667
					Total	516,814	497,844

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2016. The change in the fair value of these contracts for the three and six months ended June 30, 2016 amounted to a net loss of $1,372 and $9,509 (for the three and six months ended June 30, 2015: a gain of $4,079 and a loss of $430, respectively), which was recognized against profit or loss in the period incurred and is included in Loss on swaps. During the three and six months ended June 30, 2016, the net loss of $1,372 and $9,509 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements (“CCSs”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity in order to hedge the Group’s exposure to fluctuations deriving from its senior unsecured notes which are denominated in NOK.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2015	June 30, 2016
GasLog Ltd.(1)	DNB Bank ASA	June 2013	June 2013	June 2016	7.40%	27,732	—
GasLog Ltd.(1)	SEB	June 2013	June 2013	June 2016	7.41%	27,731	—
GasLog Ltd.(1)	Nordea Bank Finland	June 2013	June 2013	June 2016	7.43%	27,743	—
GasLog Ltd.(1)	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	27,871	22,965
GasLog Ltd.(1)	SEB	April 2014	May 2014	June 2018	5.99%	27,871	22,965
GasLog Ltd.(1)	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	27,871	22,965
GasLog Ltd.(2)	DNB Bank ASA	June 2016	June 2016	May 2021	8.59%	—	30,050
GasLog Ltd.(2)	SEB	June 2016	June 2016	May 2021	8.59%	—	30,050
GasLog Ltd.(2)	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	—	30,050
					Total	166,819	159,045

(1)	On June 27, 2016, GasLog terminated the first three CCSs agreements and decreased the notional amount of the remaining three CCSs by paying their fair value on that date. The cumulative loss of $5,583 from the period that hedging was effective was recycled to profit or loss in the three and six months ended June 30, 2016.

(2)	On June 20, 2016, in conjunction with the issuance of the New Bond (Note 6), GasLog entered into these CCSs to exchange interest payments and principal on maturity on the same terms as the New Bond.

For the three and six months ended June 30, 2016, the effective portion of changes in the fair value of CCSs amounting to a loss of $6,608 and $382 has been recognized in Other comprehensive income (for the three and six months ended June 30, 2015: a gain of $4,227 and a loss of $7,582). For the three and six months ended June 30, 2016, a loss of $815 and $1,673 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expense component of the hedge (for the three and six months ended June 30, 2015: a loss $544 and $1,081, respectively). Additionally, for the three and six months ended June 30, 2016, a gain of $1,374 and a loss of $4,995, was recognized in Other comprehensive income in relation to the retranslation of the Bond in U.S. dollars as of June 30, 2016 (for the three and six months ended June 30, 2015: a loss of $2,643 and a gain of $7,824, respectively).

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13. Financial Costs and Gain/Loss on Swaps

An analysis of financial costs and loss on swaps is as follows:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Amortization and write-off of deferred loan/bond fees and premium	3,053	5,330	4,999	11,357
Interest expense on loans and realized loss on cash flow hedges	18,064	17,977	31,622	36,290
Interest expense on Bond and realized loss on cross-currency swaps	2,825	2,831	5,619	5,656
Finance lease charge	—	2,720	—	3,787
Loss arising on bond re-purchase at a premium (Note 6)	—	2,120	—	2,120
Other financial costs	304	505	534	1,452
Total financial costs	24,246	31,483	42,774	60,662

Unrealized (gain)/loss on interest rate swaps held for trading (Note 12)	(4,079)	1,372	430	9,509
Realized loss on interest rate swaps held for trading	2,158	1,740	4,355	3,668
Recycled loss of cash flow hedges reclassified to profit or loss	283	5,927	567	6,276
Ineffective portion of cash flow hedges	—	—	(11)	—
Total (gain)/loss on swaps	(1,638)	9,039	5,341	19,453

14. Non-cash Items on Statements of Cash Flows

As of June 30, 2016, there are capital expenditures for vessels and vessels under construction of $4,096 that have not been paid during the six months ended June 30, 2016 and are included in current liabilities (December 31, 2015: $12,576). Also, as of June 30, 2015, there were capital expenditures of $14,360 that had not been paid during the six months ended June 30, 2015 and were included in current liabilities (December 31, 2014: $7,999).

As of June 30, 2016, there are equity raising costs of $17 that have not been paid during the six months ended June 30, 2016 and are included in current liabilities (December 31, 2015: $59). Also, as of June 30, 2015, there were equity raising costs of $841 that had not been paid during the six months ended June 30, 2015 and were included in current liabilities (December 31, 2014: $174).

As of June 30, 2016, there are loan issuance costs of $5,103 that have not been paid during the six months ended June 30, 2016 and are included in current liabilities (December 31, 2015: $247). Also, as of June 30, 2015, there were loan issuance costs of $2,985 that had not been paid during the six months ended June 30, 2015 and were included in current liabilities (December 31, 2014: $903).

15. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively the “SARs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2015.

On April 1, 2016, GasLog granted to executives, managers and certain employees of the Group, 212,837 RSUs and 848,981 SARs in accordance with the Plan. The RSUs will vest on March 31, 2019 while the SARs will vest incrementally with one-third of the SARs vesting on each of March 31, 2017, 2018 and 2019. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	212,837	April 1, 2016	n/a	n/a	$9.28
SARs	848,981	April 1, 2016	March 31, 2026	$9.28	$2.3263

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since GasLog’s initial public offering. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model
Grant date share closing price	$9.28
Exercise price	$9.28
Expected volatility	47.3%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	1.37%

The fair value of the RSUs was determined by using the grant date closing price of $9.28 per common unit and was not further adjusted since the holders are entitled to dividends.

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Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2016	216,968	—	—	1.38	3,986
Granted during the period	212,837	—	—	—	1,975
Forfeited during the period	(340)	—	—	—	(7)
Vested during the period	(61,028)	—	—	—	(729)
Outstanding as of June 30, 2016	368,437	—	—	2.13	5,225
SARs
Outstanding as of January 1, 2016	873,228	18.81	—	8.28	4,056
Granted during the period	848,981	9.28	—	—	1,975
Forfeited during the period	(392)	19.48	—	—	(2)
Outstanding as of June 30, 2016	1,721,817	14.11	—	8.75	6,029

As of June 30, 2016, 586,220 SARs have vested but have not been exercised.

The terms of the 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2015.

On April 1, 2016, GasLog Partners granted to its executives 24,925 RCUs and 24,925 PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest on March 31, 2019 subject to the recipients’ continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return (“TUR”) achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th-75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that will be accrued and settled on vesting.

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	24,925	April 1, 2016	n/a	$16.45
PCUs	24,925	April 1, 2016	n/a	$16.45

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $16.45 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the period	24,925	—	410
Outstanding as of June 30, 2016	41,924	2.35	820
PCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the period	24,925	—	410
Outstanding as of June 30, 2016	41,924	2.35	820

The total expense recognized in respect of share-based compensation for the three and six months ended June 30, 2016 was $1,037 and $1,800 (for the three and six months ended June 30, 2015: $776 and $1,274). The total accrued cash distribution as of June 30, 2016 is $191 (December 31, 2015: $81) and is included under “Other non-current liabilities”.

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16. Earnings/(loss) per Share (“EPS”)

Basic earnings/(loss) per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(loss) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

 The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	June 30, 2015	June 30, 2016
Basic earnings/(loss) per share
Profit/(loss) for the period attributable to owners of the Group	8,240	(7,864)
Less:
Dividend on preferred stock	(2,348)	(2,516)
Profit/(loss) for the period available to owners of the Group	5,892	(10,380)
Weighted average number of shares outstanding, basic	80,496,499	80,535,156
Basic earnings/(loss) per share	0.07	(0.13)
Diluted earnings/(loss) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings per share	5,892	(10,380)
Weighted average number of shares outstanding, basic	80,496,499	80,535,156
Dilutive potential ordinary shares	196,935	—
Weighted average number of shares used in the calculation of diluted earnings per share	80,693,434	80,535,156
Diluted earnings/(loss) per share	0.07	(0.13)

 The Group excluded the dilutive effect of 1,721,817 SARs and 368,437 RSUs in calculating diluted EPS for the three months ended June 30, 2016, as they were anti-dilutive (June 30, 2015: 580,941 SARs).

	For the six months ended
	June 30, 2015	June 30, 2016
Basic earnings/(loss) per share
Profit/(loss) for the period attributable to owners of the Group	12,582	(23,762)
Less:
Dividend on preferred stock	(2,348)	(5,031)
Profit/(loss) for the period available to owners of the Group	10,234	(28,793)
Weighted average number of shares outstanding, basic	80,496,126	80,515,828
Basic earnings/(loss) per share	0.13	(0.36)
Diluted earnings/(loss) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings per share	10,234	(28,793)
Weighted average number of shares outstanding, basic	80,496,126	80,515,828
Dilutive potential ordinary shares	166,537	—
Weighted average number of shares used in the calculation of diluted earnings per share	80,662,663	80,515,828
Diluted earnings/(loss) per share	0.13	(0.36)

 The Group excluded the dilutive effect of 1,721,817 SARs and 368,437 RSUs in calculating diluted EPS for the six months ended June 30, 2016, as they were anti-dilutive (June 30, 2015: 580,941 SARs and 87,077 RSUs).

17. Subsequent Events

On July 11, 2016, GasLog entered a time charter party agreement with Total Gas & Power Chartering Limited (“Total”) to charter Hull No. 2801 for a period of seven years, commencing in mid-2018 at a date to be finalized ahead of the commencement of the charter. A further option period of three years has been granted at the charterer’s option. The vessel is currently under construction at Hyundai Heavy Industries Co., Ltd. in South Korea and is due to be delivered in 2018.

On July 18, 2016, the Group terminated interest rate swap agreements with an aggregate notional value of $874,916, associated with the six legacy facilities being re-financed by the Legacy Facility Re-financing mentioned below. Concomitantly, GasLog entered into new interest rate swap agreements with a notional value of $870,000 in aggregate, maturing between 2020 and 2022.

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the “Legacy Facility Re-financing”) with a number of international banks. It is comprised of a five-year facility of up to $950,000 and a revolving credit facility of up to $100,000. The vessels covered by the Legacy Facility Re-financing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citibank N.A, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction.

On August 1, 2016, GasLog Partners announced that it has priced its public offering of 2,750,000 common units at a price to the public of $19.50 per common unit. The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital. The gross proceeds from this offering will be $53,625 (excluding $1,094 from the sale of the general partner units to GasLog to maintain its 2.0% interest in the Partnership).

On August 3, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on August 25, 2016 to shareholders of record as of August 15, 2016.

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